Johnson Fixed Income Fund

AS OF SEPTEMBER 30, 2022

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:

The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $2.9 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Fixed Income Fund as of September 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-15.67%	-15.86%	-3.89%	-0.73%	0.64%

INDUSTRY DIVERSIFICATION:

The following chart is the industry diversification for the Fixed Income Fund as of September 30, 2022.

PORTFOLIO SECTOR ALLOCATION



30%
20%
10%
0%
Industrial
Finance
Treasury
Utility
Mortgage Backed
Taxable Municipal
Certificate of Deposit
Finance Preferred Stock
Municipal Bonds
Government Agency
Bank Money Market

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Equity Income Fund
- Johnson International Fund
- Johnson Municipal Income Fund
- Johnson Opportunity Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



Johnson Opportunity Fund

AS OF SEPTEMBER 30, 2022

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:

The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $2.9 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Opportunity Fund as of September 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-19.92%	-11.94%	6.04%	5.78%	10.01%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Opportunity Fund as of September 30, 2022.

- American Financial Group Incorporated
- AMN Healthcare Services Incorporated
- Applied Industrial Technologies Incorporated
- Axis Capital Holdings Group
- BJs Wholesale Club Holdings Incorporated
- Everest Re Group Limited
- nVent Electric PLC
- Signature Bank
- Sonoco Products Company
- Wintrust Financial Corporation

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Equity Income Fund
- Johnson International Fund

OBJECTIVE:
The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:
The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the International Fund, represents over $2.9 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the International Fund as of September 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-25.60%	-23.29%	-1.93%	-0.39%	2.77%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the International Fund as of September 30, 2022.

- CGI Incorporated
- Infosys Limited
- Lenovo Group Limited
- Novo Nordisk A/S
- Roche Holding AG
- Schneider Electric SE
- Shoprite Holdings ADR
- Summitomo Mitsui Financial Group Incorporated
- Unilever PLC
- Wal-mart de Mexico SAB de CV

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Opportunity Income Fund
- Johnson Equity Income Fund

Johnson Equity Income Fund

AS OF SEPTEMBER 30, 2022

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $2.9 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

The following are rates of return for the Equity Income Fund as September 30, 2022. Periods longer than one year are annualized.



YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-17.89%	-9.33%	7.39%	10.26%	11.01%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of September 30, 2022.

- Analog Devices Incorporated
- Axis Capital Holdings Limited
- Danaher Corporation
- Hubbell Incorporated
- M&T Bank Corporation
- Microsoft Corporation
- Nasdaq Incorporated
- Visa Incorporated
- Walmart Incorporated
- Williams Companies Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



JOHNSON EQUITY INCOME FUND

THIRD QUARTER 2022





CONTENTS



REFINITIV LIPPER FUND AWARDS

2021 WINNER
UNITED STATES

JOHNSON
ASSET MANAGEMENT

2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for “Best Fund over 5 Years” for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.


REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES

Johnson Equity Income Fund

Johnson Investment Counsel Inc

Best Fund over 5 Years
Equity Income Funds

Robert Jenkins
HEAD OF RESEARCH

Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY

REFINITIV®

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client’s experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for “Best Fund over 5 Years” for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards’ rankings of the Johnson Equity Index Fund . The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
12 years

Portfolio Strategy Team	Portfolio Advisor

| **Charles Rinehart, CFA, CAIA**
Chief Investment Officer, Principal
12 years | **William Jung, CFA**
Senior Research Analyst, Principal
23 years | **Eric Bachus, CFA**
Associate Portfolio Manager   *4 years* | **Bret Parrish, CFA**
President of Private Client Group, Principal
29 years |

Sector Analysts

| **William Jung, CFA**
Senior Research Analyst, Principal
Financials, Energy, Utilities
23 years | **Chris Godby, CFA**
Senior Research Analyst
Technology, Communication Services
17 years | **Bryan Andress, CFA**
Senior Research Analyst
Consumer Discretionary, Industrials, Materials,
9 years | **Joe Abbott, CFA**
Senior Research Analyst
Consumer Staples, Health Care, Real Estate
4 years |

| **Treven Mitchell**
Research Associate
4 years | **Zack Berohn**
Research Associate
1 year | | |

Team and years of experience as of 9/30/2022.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (2001 - 2020)



Excess Returns of High vs. Low Quality During Periods of Market Stress

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

❯ SOURCE: FACTSET

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2020)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1991 to 2020)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2020)*

SOURCE: BLOOMBERG

*Data as of 1/31/1950 – 12/31/2020; based on S&P 500 returns

7

INVESTMENT PROCESS: IDEA GENERATION



Large Cap Universe

Quality Review

Valuation Discipline

Portfolio Risk

Equity Income Portfolio

Equity Income Universe
- » Market cap over $1 billion
- » Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
- » Social responsibility criteria

Quality Review
- » Strong management team
- » Sustainable competitive advantage
- » Strong balance sheet
- » High quality earnings stream

Valuation Discipline
- » Securities will not be purchased unless there is a compelling valuation opportunity
- » Primary tool is discounted cash flow

Portfolio Risk
- » Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
- » Diversified portfolio of 40-60 securities

INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%
- Maximum weight within foreign securities of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

ESG FACTORS

The Fund uses the following environmental, social and corporate governance factors when evaluating investment opportunities and shareholder proxy voting:

Proxy Voting

- Vote against/withhold from the chair of the nominating committee (or other directors) at companies where there are no women on the company's board
- Vote against/withhold from non-independent directors serving on Audit, Compensation, and Nominating committees
- Vote against the members of the Audit Committee if problematic audit-related practices have been identified
- Vote against the members of the Compensation Committee in egregious situations such as significant misalignment between CEO pay and company performance or problematic pay practices at the company
- Vote on a case-by-case basis if there are significant controversies, fines, penalties, or litigation associated with the company's environmental or social practices

Investment Opportunities

The Fund does not invest in securities that predominately operate in the following industries:

- Alcohol
- Casino
- Embryonic Stem-Cell Research
- Tobacco

**Note**: These are general shareholder proxy voting rules, and we evaluate each proxy on a case-by-case basis.

PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.91	1.00
YIELD	2.05%	1.80%
FORWARD EV/EBITDA	13.75	14.82
MEDIAN 3 YEAR CFROI	20.31%	16.64%
MARKET CAPITALIZATION (BILLIONS)	$230.18	$475.03
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	63.0%	32.1%

__Note__: Portfolio weights as of 9/30/2022; characteristics exclude cash balance. Beta based on last 5 years vs S&P 500.

**Excludes unranked stocks*

***S&P 500 Sector Weights as of 9/30/2022*

RELATIVE SECTOR WEIGHTINGS


Communication Services
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Real Estate
Utilities
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
S&P 500
Johnson Equity Income Fund

SOURCE: FACTSET, BLOOMBERG, HOLT

PORTFOLIO STATISTICS

RISK / RETURN



UPSIDE / DOWNSIDE



	RETURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA	BETA
JOHNSON EQUITY INCOME FUND	8.88%	14.58%	92.41%	91.57%	-43.92%	0.53	0.86	0.92
S&P 500 INDEX	8.67%	15.44%	100.00%	100.00%	-50.95%	0.49	0.00	1.00
LIPPER EQUITY INCOME INDEX	6.97%	14.40%	87.82%	95.28%	-50.73%	0.41	-0.90	0.91

Note: *Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 9/30/2022. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.*

≫SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE



JOHNSON EQUITY INCOME FUND
(periods ending 9/30/2022)



■ JEQIX ■ S&P 500 ■ LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
JOHNSON EQUITY INCOME FUND	-17.89%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%
S&P 500	-23.87%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%
LIPPER EQUITY INCOME INDEX	-15.98%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%

__Note:__ Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

➤SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE VS. PEER UNIVERSE


Johnson Equity Income Fund vs Lipper Equity Income Funds Universe
RETURN
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
YTD
1 Years
3 Years
5 Years
10 Years
Since Inception
JOHNSON EQUITY INCOME FUND
LIPPER EQUITY INCOME IX
S&P 500
5TH TO 25TH PERCENTILE
25TH PERCENTILE TO MEDIAN
MEDIAN TO 75TH PERCENTILE
75TH TO 95TH PERCENTILE

__Note:__ Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 9/30/2022. The inception date for the fund is January 1, 2006. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

SOURCE: ZEPHYR

THANK YOU

JOHNSONASSET.COM

513.389.2770

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IMPORTANT DISCLOSURES

***Disclosure**: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.*

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



Johnson Institutional Core Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBFX   CLASS F: JIMFX

AS OF: SEPTEMBER 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg US Aggregate Bond Index

Average Credit Quality:	A+
SEC Yield:	4.12% (Class I)
Effective Duration:	6.71 years
Weighted Average Life:	8.33 years
Portfolio Turnover:	43.34% (12-mo.)
Number of Holdings	141

ANNUALIZED PERFORMANCE

	Class I JIBFX	Benchmark -
1 YEAR:	-15.42%	-14.60%
3 YEAR:	-3.16%	-3.26%
5 YEAR:	-0.03%	-0.27%
10 YEAR:	1.27%	0.89%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	3RD QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBFX	-4.78%	-15.31%	-2.04%	9.71%	8.94%	0.13%	3.72%	3.67%
CLASS F - JIMFX	-4.80%	-15.39%	-2.15%	9.57%	8.56%			
BENCHMARK	-4.75%	-14.61%	-1.54%	7.51%	8.72%	0.01%	3.54%	2.65%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG US AGGREGATE BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income
  & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





JOHNSON MUTUAL FUNDS

Johnson Institutional Intermediate Bond Fund

CLASS I: JIBEX CLASS F: JIMEX

AS OF: SEPTEMBER 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★★

CLASS F

★★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	A+
SEC Yield:	4.09% (Class I)
Effective Duration:	4.14 years
Weighted Average Life:	4.68 years
Portfolio Turnover:	22.23% (12-mo.)
Number of Holdings	107

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	-11.31%	-10.14%
3 YEAR:	-1.91%	-1.64%
5 YEAR:	0.40%	0.38%
10 YEAR:	1.26%	1.00%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach



REFINITIV LIPPER FUND AWARDS

2021 WINNER UNITED STATES

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	3RD QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBEX	-3.25%	-10.78%	-1.66%	7.20%	7.53%	0.42%	2.99%	3.37%
CLASS F - JIMEX	-3.35%	-10.88%	-1.83%	7.07%	7.35%			
BENCHMARK	-3.06%	-9.63%	-1.44%	6.43%	6.80%	0.88%	2.14%	2.08%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income
  & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.





JOHNSON MUTUAL FUNDS

Johnson Institutional Short Duration Bond Fund

CLASS I: JIBDX CLASS F: JIMDX

AS OF: SEPTEMBER 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	A+
SEC Yield:	3.84% (Class I)
Effective Duration:	2.04 years
Weighted Average Life:	2.22 years
Portfolio Turnover:	36.36% (12-mo.)
Number of Holdings	115

ANNUALIZED PERFORMANCE

	Class I JIBDX	Benchmark -
1 YEAR:	-5.93%	-5.14%
3 YEAR:	-0.63%	-0.42%
5 YEAR:	0.62%	0.71%
10 YEAR:	0.87%	0.83%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	3RD QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBDX	-1.47%	-5.36%	-0.91%	3.91%	4.65%	1.16%	1.54%	1.68%
CLASS F - JIMDX	-1.50%	-5.48%	-1.09%	3.82%	4.36%			
BENCHMARK	-1.49%	-4.63%	-0.41%	3.35%	4.07%	1.63%	0.86%	1.29%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• Chief Executive Officer
• 30 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager
• 25 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 15 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager
• 15 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager
• 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





JOHNSON MUTUAL FUNDS

Johnson Enhanced Return Fund

AS OF: SEPTEMBER 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★

KEY FACTS

Ticker: JENHX
CUSIP: 479164881
Launch Date: 12/30/2005
Expense Ratio: 0.35%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark
S&P 500 Index

Average Credit Quality:	A
Effective Duration:	2.11 years
Weighted Average Life:	2.34 years
Portfolio Yield:	3.98%
Portfolio Turnover:	64.88% (12-mo.)
Number of Holdings	101

ANNUALIZED PERFORMANCE

	JENHX	Benchmark
1 YEAR:	-21.74%	-15.47%
3 YEAR:	5.34%	8.16%
5 YEAR:	7.46%	9.24%
10 YEAR:	10.85%	11.70%

FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

INVESTMENT STRATEGY

Replicate the S&P 500 Index

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

Generate Alpha with Fixed Income

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	3RD QTR 2022	YTD	2021	2020	2019	2018	2017	2016
JIBFX	-6.99%	-28.93%	26.51%	19.38%	33.80%	-6.06%	21.39%	12.89%
BENCHMARK	-4.88%	-23.87%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%

APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

Benefits of Active Management

- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

Benefits of Index Management

- Benchmark correlation
- Lower volatility, lower fees

	ACTIVE	PASSIVE	JOHNSON ENHANCED
ALPHA	-0.94%	-0.12%	-0.84%
BETA	0.99	1.00	1.05
TRACKING ERROR	3.52%	0.05%	1.48%
STANDARD DEVIATION	14.60%	14.40%	15.11%
BATTING AVERAGE	0.47%	0.30%	0.49%
UPSIDE CAPTURE	96.51%	99.70%	100.59%
DOWNSIDE CAPTURE	100.28%	100.18%	104.78%
SHARPE RATIO	0.68	0.76	0.68
INFORMATION RATIO	-0.25	-1.38	-0.57

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

Table Source: eVestment. Trailing 10 years as of 09/30/2022. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.